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SECU MMISSION

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SEC FILE NUMBER
8- 25280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerancka 914-277-2700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Gardener
(Name — *if individual, state last, first, middle name*)

734 Walt Whitman Rd (Address) Melville (City), NY (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/29/05 SS

OATH OR AFFIRMATION

I, John Macetanko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, INC, as of Dec 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

X [signature]
Signature

X President
Title

[signature]
Notary Public

ANDREW G. SPIROS
NOTARY PUBLIC STATE OF NEW YORK
NO. 02SP4757784
QUALIFED IN WESTCHESTER COUNTY
Commission Expires 10-31-03

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2004



THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2004

TABLE OF CONTENTS



GARDENER & GARDENER, LLC 
Certified Public Accountants

February 12, 2005

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2004 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2004 and the results of their operations and cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 18, 2005

a division of THE GARDENER GROUP, INC.

734 Walt Whitman Road Suite 413 Melville, NY 11747 Telephone: 631.549.6838 Toll Free: 866.266.9980
14237 U.S. Highway 1 Juno Beach, FL 33408 Fax: 631.549.6826 E-mail: GardenerGroup.com

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets	
Cash	$ 31,710
Accounts receivable	4,060
Total	35,770
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Assets	$ 35,770
	========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 10,151
Accrued expenses payable	906
Total Liabilities	11,057
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(106,987)
Total	24,713
Total Liabilities and Stockholders' Equity	$ 35,770
	========

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 235,845
Miscellaneous	6,255
Total	242,100
Operating Expenses	238,902
Net Income	3,198
Retained Earnings - (deficit) - January 1, 2004	(110,185)
Retained Earnings - (deficit) - December 31, 2004	$(106,987)

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net Profit	$ 3,198
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
(Increase) in accounts receivable	(1,645)
Increase in commission and accrued expenses payable	7,522
Total adjustments	5,877
Net cash from operations	9,075
Net increase in cash and cash equivalents	9,075
Cash and cash equivalents - January 1, 2004	22,635
Cash and cash equivalents - December 31, 2004	$ 31,710

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The present balance is all current and includes $4,060 due from the clearing broker, Cantella, Inc. This amount was received in full in January 2005.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2004.



GARDENER & GARDENER, LLC 
Certified Public Accountants

February 12, 2005

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2004, I herewith submit the following exhibits:

"A-1"	Schedule of Operating Expenses
"A"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2004
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material differences exist pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

a division of THE GARDENER GROUP, INC.

734 Walt Whitman Road Suite 413 Melville, NY 11747 Telephone: 631.549.6838 Toll Free: 866.266.9980
14237 U.S. Highway 1 Juno Beach, FL 33408 Fax: 631.549.6826 E-mail: GardenerGroup.com

Exhibit A-1

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Expenses

Automobile expense & travel	$ 3,950
Bank charges	62
Commissions	151,483
Contributions	175
Dues, subscriptions, and licenses	21,471
Equipment rentals	2,425
Insurance	1,434
Office expense & supplies	2,376
Postage & delivery	1,107
Professional fees	3,575
Rent	17,260
Repairs & maintenance	240
Salaries	24,000
Telephone	5,814
Taxes	2,270
Utilities	1,260
Total	$ 238,902



Exhibit A

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2004

Balance - January 1, 2004	$ 21,515
Net Income	3,198
Balance - December 31, 2004	$ 24,713



Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2004

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 737 =======
Minimum Required	$ 5,000 =======
Net Capital Required (Greater of above amounts)	$ 5,000 =======
Excess Net Capital (Net Capital $24,713 per Exhibit C less net capital requirement $5,000)	$ 19,713 =======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 23,607 =======



Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Total stockholders' equity from the balance sheet equity	$ 24,713
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 24,713
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	24,713
Less: 2% haircut on securities	0
Net Capital	$ 24,713

